FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated April 11, 2012, announcing that Registrant has delivered satellite-based connectivity during the Russian national presidential elections.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated April 11, 2012	By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Gilat Delivers Satellite-Based Connectivity during Russian
National Presidential Elections

-Gilat's network provided secure and reliable high speed connectivity to over 1,600 of the voting centers  -

Petah Tikva, Israel, 11 April, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it successfully completed a dedicated project for satellite-based web connectivity to support Russia's national presidential elections held March 4, 2012. Gilat was selected for the project by Russian-based service provider RTComm, the satellite service arm of Rostelecom Group (MICEX & RTS: RTKM, RTKMP; OTCQX: ROSYY), Russia’s national telecommunications operator.

Russia’s presidential elections were broadcasted online with live video streaming to provide visibility of the election sites, registration tables and ballot boxes. The web based system, for which Gilat provided a significant portion of the satellite based connectivity, was designed to provide Russian citizens, international press and people the world over with real-time access to the election process. The Russian Ministry of Communications reported that on the day of the presidential elections over 3.5 million viewers accessed the online broadcast of the voting process.

Tasked with enabling the secure and reliable transfer of broadcasting data from the election venues to central servers located around Russia, Gilat provided VSAT connectivity to over 1,600 of the voting sites. RTComm chose satellite based connectivity as the optimal communication platform for locations lacking terrestrial or high-speed connectivity required for video-based broadcasting. The limited time frame allotted for the project deployment was an additional component in their decision to make satellite-based connectivity for technology solution to provide video-based communication in those locations.

In order to cover the vast geographic spread of the Russian republic and allow sufficient capacity, Satellite resources for the project were provided by seven different satellites, and required the reconfiguration of Gilat's existing eight hubs used by Russian operators and located throughout the country.

"Gilat's delivery of this project is a testament of their ability to successfully execute a national-scale initiative with such stringent timetables and high levels of logistical complexity," said Valery Lokhin, General Director of RTComm.

"Gilat assigned extensive technical resources to accommodate the short delivery timeframe and complex technical requirements of the project. Cross-company teams were dedicated to ensure the high availability of the 1,600 VSATs located in seven different time zones on the crucial election day, supported by 24x7 customer care and real-time troubleshooting throughout the electoral process," said Arie Rozichner, Gilat's RVP Eurasia.

- xxx -

About RTComm
RTComm is a national telecommunication operator in Russia, with its primary focus on providing services based on virtual private networks, data processing centers and satellite access. RTComm is a part of the Rostelecom group. RTComm is a provider of complete communication solutions for government and corporate clients, as well as for telecommunication operators and Internet service providers. RTComm's backbone network is based on MPLS/VPN technology and has access nodes in all regions of the Russian Federation. Regional representatives: "RTComm-Siberia", "RTComm-South", "RTComm-Volga-Ural”. For additional information visit www.rtcomm.ru

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1 million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed network services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Mazor
Gilat Satellite Networks
karenm@gilat.com